UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER: 001-40444
FORM 12b-25

CUSIP NUMBER: 343928107
NOTIFICATION OF LATE FILING

(Check one):
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR
For Period Ended: March 31, 2024
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
flyExclusive, Inc.

Full Name of Registrant

n/a

Former Name if Applicable
2860 Jetport Road

Address of Principal Executive Office (Street and Number)
Kinston, North Carolina 28504

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ X ]
(a)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(a)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (“Form 10-Q”) cannot be filed by its due date because the registrant cannot finalize its financial statements as of and for the quarter ended March 31, 2024 without unreasonable effort and expense.
In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the registrant anticipates that it will file its Form 10-Q as soon as practicable.
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Billy Barnard	919	524-5833
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [ X ] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No [ X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

flyExclusive, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2024            By:    /s/ Billy Barnard
                        Name:     Billy Barnard
                        Title:    Interim Chief Financial Officer